SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                           Far East Energy Corporation
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    307325100
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                                 (CUSIP Number)


                                  Andrew Morris
                          c/o Persistency Capital, LLC
                     1270 Avenue of the Americas, Suite 2100
                               New York, NY 10020
                                 (212) 554-1830
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.  307325100
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Persistency

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     8,585,729

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     8,585,729

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,585,729

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  307325100
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Persistency Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     8,585,729

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     8,585,729

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,585,729

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  307325100
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Morris

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     8,585,729

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     8,585,729

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,585,729

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  307325100
           ---------------------

This Amendment to Schedule 13D amends and supplements the Schedule 13D filed with respect to the Issuer's Shares by Persistency as a member of a group with Sofaer Capital Inc., Sofaer Capital Asian Hedge Fund, Sofaer Capital Global Hedge Fund, Restructuring Investors Limited, and Passlake Limited (the "Group"). The Group was dissolved on January 10, 2007.
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Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $.001 par value (the "Shares" or "Common Stock"), of Far East Energy Corporation ("Far East"). Far East is a Nevada corporation with its principal executive offices located at 400 N. Sam Houston Parkway East, Suite 205, Houston, Texas.

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Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by (i)Persistency, a Cayman Islands company, (ii) Persistency Capital, LLC, a Delaware limited liability company and
(iii) Andrew Morris, a citizen of the United Kingdom. These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of the Reporting Persons is 1270 Avenue of the Americas, Suite 2100, New York, NY 10020, U.S.A.

     (c) Persistency is an investment fund, Persistency Capital, LLC is the investment manager of Persistency and Andrew Morris is the managing member of Persistency Capital, LLC.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was the working capital of Persistency.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof Persistency may be deemed to beneficially own 8,585,729 Shares constituting 6.8% of the Shares of the Issuer, based upon 123,757,342 Shares outstanding as of October 31, 2006.

     Persistency has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,585,729 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,585,729 Shares.

     Persistency specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof Persistency Capital, LLC may be deemed to beneficially own 8,585,729 Shares constituting 6.8% of the Shares of the Issuer, based upon 123,757,342 Shares outstanding as of October 31, 2006.

     Persistency Capital, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,585,729 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,585,729 Shares.

     Persistency Capital, LLC specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof Andrew Morris may be deemed to beneficially own 8,585,729 Shares constituting 6.8% of the Shares of the Issuer, based upon 123,757,342 Shares outstanding as of October 31, 2006.

     Andrew Morris has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,585,729 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,585,729 Shares.

     Andrew Morris specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

     (c) Not applicable. The Reporting Persons have not transacted in this stock during the past 60 days.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.



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

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 17, 2007


                                            PERSISTENCY

                                            By:  /s/ Andrew Morris
                                                ---------------------------
                                                Name:  Andrew Morris
                                                Title:  Director


                                            PERSISTENCY CAPITAL, LLC

                                            By:  /s/ Andrew Morris
                                                -----------------------------
                                                Name:  Andrew Morris
                                                Title: Managing Member


                                            ANDREW MORRIS

                                                /s/ Andrew Morris
                                                ----------------------------
                                                Andrew Morris

                                                                 Exhibit A

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $.001 par value per share, of Far East Energy Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 17th day of January, 2007.

PERSISTENCY

By:  /s/ Andrew Morris
    --------------------------------------
Name:  Andrew Morris
Title:  Andrew Morris

PERSISTENCY CAPITAL, LLC

By:  /s/ Andrew Morris
    ---------------------------------------
Name:  Andrew Morris

ANDREW MORRIS

/s/ Andrew Morris
    ---------------------------------------
    Andrew Morris



SK 03939 0003 738020